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                                                                     Exhibit 4.2

Long-Term Debt Instruments

AECOM Technology Corporation agrees to furnish to the Securities and Exchange Commission, upon request, a copy of any instrument with respect to long-term debt for which the total amount of the securities authorized thereunder does not exceed 10% of the total assets of AECOM Technology Corporation and its subsidiaries on a consolidated basis.